Exhibit 21.1

SEACHANGE INTERNATIONAL, INC.

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Subsidiary Jurisdiction
SeaChange U.S. Pty Limited	Australia
ZQ Interactive, Ltd.	British Virgin Islands
SEAC Canada Limited	Canada
eventIS GmbH	Germany
SeaChange India Private, Ltd.	India
VividLogic (India) Private Ltd.	India
S.E.A.C. Ireland Limited	Ireland
SeaChange Japan KK	Japan
Cambio Maritimo Mexico, S. de R.L de C.V.	Mexico
SeaChange B.V.	Netherlands
eventIS Group B.V.	Netherlands
eventIS Software Solutions B.V.	Netherlands
eventIS Interactive Solutions B.V.	Netherlands
SeaChange Philippines Corporation	Philippines
SeaChange LLC	Russia
SeaChange Asia Pacific Pte. Ltd.	Singapore
SeaChange Telekomünikasyon Hizmetleri Anonim Sirketi	Turkey
SeaChange International U.K. Ltd.	United Kingdom
eventIS (U.K.) Limited	United Kingdom
SeaChange Holdings, Inc.	United States
VividLogic, Inc.	United States